Exhibit 99.6

CERTIFICATE

To accompany the technical report entitled: “Feasibility Study of the Rainy River Gold Project, Ontario, Canada” originally dated May 23, 2013, effective April 10, 2013 and subsequently readdressed to New Gold Inc. on July 31, 2013 (the “Technical Report”).

I, David G. Ritchie, P.Eng. do hereby certify that:

1)	I am a Senior Associate Geotechnical Engineer and Geotechnical Engineering Group Manager in the consulting firm:

AMEC Environment & Infrastructure, a Division of AMEC Americas Limited

160 Traders Blvd. East, Suite 110

Mississauga, ON L4Z 3K7

Canada

2)	I graduated from Ryerson Polytechnic University in 1995 with a B.Eng. in Civil Engineering and in 2000 from the University of Western Ontario with a M.Eng.

3)	I am Professional Engineer in the Province of Ontario (Reg. # 90488198). I have practiced my profession for eighteen years since my graduation from university;

4)	I visited the site on June 22, 2011;

5)	I have read the definition of “qualified person” set out in the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be an independent qualified person for the purposes of NI 43-101;

6)	I am independent of the issuer, New Gold Inc., as defined in Section 1.5 of NI 43-101;

7)	I am responsible for Sections 18.2, 18.10 and 16.2.1.2 of the Technical Report;

8)	I have had prior involvement with the subject property having contributed to a previous technical report entitled: “Preliminary Economic Assessment of the Rainy River Gold Property” prepared by BBA in December 2011; and the “Preliminary Economic Assessment Update of the Rainy River Gold Property”, prepared by BBA in October 2012;

9)	I have read NI 43-101 and the parts of the Technical Report under my responsibility have been prepared in compliance therewith; and

10)	That, as of the date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report under my responsibility contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Mississauga, Ontario	David G. Ritchie [“signed and sealed”]
July 31, 2013	David G. Ritchie, P. Eng.
Geotechnical Engineering Group Manager
Senior Associate Geotechnical Engineer